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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
                       TENDER OFFER STATEMENT PURSUANT TO
            SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                               AMENDMENT NO. 1 TO

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                          THE PETERSEN COMPANIES, INC.
                           (NAME OF SUBJECT COMPANY)

                             EMAP ACQUISITION CORP.
                                    EMAP PLC
                                   (BIDDERS)
                            ------------------------

                CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                            ------------------------

                                  716335 10 4
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                                 DEREK WALMSLEY
                             EMAP ACQUISITION CORP.
                                  C/O EMAP PLC
                                1 LINCOLN COURT
                                  LINCOLN ROAD
                              PETERBOROUGH PE1 2RF
                                    ENGLAND
                                 (01733) 568900

                                 DEREK WALMSLEY
                                    EMAP PLC
                                1 LINCOLN COURT
                                  LINCOLN ROAD
                              PETERBOROUGH PE1 2RF
                                    ENGLAND
                                 (01733) 568900
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)
                            ------------------------

                                    COPY TO:
                               RICHARD HALL, ESQ.
                            CRAVATH, SWAINE & MOORE
                                WORLDWIDE PLAZA
                               825 EIGHTH AVENUE
                            NEW YORK, NEW YORK 10019
                                 (212) 474-1000
                            ------------------------

                               DECEMBER 16, 1998
                            ------------------------

                           CALCULATION OF FILING FEE

------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
          TRANSACTION VALUATION*                                 AMOUNT OF FILING FEE
------------------------------------------------------------------------------------------------
            $1,196,711,947.72                                        $239,342.00
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------

 * For purposes of calculating amount of filing fee only. The amount assumes the purchase of (1) 27,876,932 shares of Class A Common Stock, par value $0.01 per share, (2) 7,886,290 shares of Class B Common Stock, par value $0.01 per share, and (3) up to 3,258 shares of Class A Common Stock subject to purchase by employees under the employee stock purchase plans of The Petersen Companies, Inc. Such number of shares represents all the shares of Class A Common Stock and Class B Common Stock outstanding as of December 15, 1998, plus the number of shares of Class A Common Stock issuable upon the exercise of all stock options and warrants.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

            Amount Previously Paid: N/A          Filing Party: N/A
            Form or Registration No.: N/A        Date Filed: N/A
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

                                     14D-1

-------------------------                                                          ----------------------
  CUSIP NO. 716335 10 4                                                            PAGE 2 OF 7 PAGES
-------------------------                                                          ----------------------

-----------------------------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSONS
     1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            EMAP ACQUISITION CORP. (51-0385904)
-----------------------------------------------------------------------------------------------------------------
                      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                         (a)  [ ]
     2                                                                                         (b)  [ ]
-----------------------------------------------------------------------------------------------------------------
            SEC USE ONLY
     3
-----------------------------------------------------------------------------------------------------------------
            SOURCE OF FUNDS
     4
            AF
-----------------------------------------------------------------------------------------------------------------
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     5      PURSUANT TO ITEMS 2(e) or 2(f)                                                          [ ]
-----------------------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
     6
            DELAWARE
-----------------------------------------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     7
            18,406,656*+
-----------------------------------------------------------------------------------------------------------------
            CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
     8                                                                                              [ ]
-----------------------------------------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
     9
            APPROXIMATELY 66.03% OF THE CLASS A COMMON STOCK OUTSTANDING ON A
            FULLY DILUTED BASIS AS OF DECEMBER 15, 1998*+
-----------------------------------------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON
    10
            CO
-----------------------------------------------------------------------------------------------------------------

* See footnote on page 3.
+ See footnote on page 3.

                                     14D-1

-------------------------                                                          ----------------------
  CUSIP NO. 716335 10 4                                                            PAGE 3 OF 7 PAGES
-------------------------                                                          ----------------------

-----------------------------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSONS
     1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            EMAP PLC
-----------------------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                         (a)  [ ]
     2                                                                               (b)  [ ]
-----------------------------------------------------------------------------------------------------------------
            SEC USE ONLY
     3
-----------------------------------------------------------------------------------------------------------------
            SOURCE OF FUNDS
     4
            BK, OO
-----------------------------------------------------------------------------------------------------------------
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     5      PURSUANT TO ITEMS 2(e) or 2(f)                                                                  [ ]
-----------------------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
     6
            ENGLAND
-----------------------------------------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     7
            18,406,656*+
-----------------------------------------------------------------------------------------------------------------
            CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
     8      [ ]
-----------------------------------------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
     9
            APPROXIMATELY 66.03% OF THE CLASS A COMMON STOCK OUTSTANDING ON A
            FULLY DILUTED BASIS AS OF DECEMBER 15, 1998*+
-----------------------------------------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON
    10
            CO
-----------------------------------------------------------------------------------------------------------------

* On December 15, 1998, EMAP plc ("Parent") and EMAP Acquisition Corp. (the "Purchaser") entered into a Stockholders' Agreement (the "Stockholder Agreement") with certain of the directors and executive officers of The Petersen Companies, Inc., a Delaware corporation (the "Company"), and certain other persons (collectively, the "Selling Stockholders") pursuant to which each Selling Stockholder has unconditionally agreed to tender into the Offer (as hereinafter defined), and not to withdraw therefrom, all the shares of Class A Common Stock, par value $0.01 per share (the "Class A Shares"), and Class B Common Stock, par value $0.01 per share (the "Class B Shares" and, together with the Class A Shares, the "Shares"), of the Company that such Selling Stockholder owned on December 15, 1998 (comprising 18,406,656 Class A Shares and 7,886,290 Class B Shares for all the Selling Stockholders) as well as any Shares thereafter acquired by it, including upon the exercise of Stock Options (as defined in the Offer to Purchase (as hereinafter defined)). In addition, the Selling Stockholders have agreed to sell to the Purchaser, and the Purchaser has agreed to purchase, all the Selling Stockholders' Shares (including those acquired after the execution of the Stockholder Agreement) at a price per share equal to the Offer Price (as hereinafter defined), subject to certain conditions. Under the Stockholder Agreement, each Selling Stockholder has granted to certain individuals designated by Parent an irrevocable proxy with respect to the Shares subject to the Stockholder Agreement to vote such Shares under certain circumstances. The Purchaser's right to purchase and vote the Shares subject to the Stockholder Agreement is reflected in Rows (7) and (9) of each of the tables above, which information takes into account all Stock Options owned by the Selling Stockholders on December 15, 1998. A copy of the Stockholder Agreement is attached hereto as Exhibit (c)(2), and the Stockholder Agreement is described more fully in
  Section 12 of the Offer to Purchase dated December 16, 1998 (the "Offer to Purchase"), attached hereto as Exhibit (a)(1).

+ The Class B Shares are non-voting securities and are not a class of equity securities which is registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended. Pursuant to the terms of the Agreement and Plan of Merger dated as of December 15, 1998 among Parent, the Purchaser and the Company (the "Merger Agreement"), the Purchaser has the right to exchange each Class B Share received in the Offer for a Class A Share. On December 15, 1998, there were 7,886,290 Class B Shares outstanding, all of which were owned by the Selling Stockholders. A copy of the Merger Agreement is attached hereto as Exhibit (c)(1), and the Merger Agreement is described more fully in Section 12 of the Offer to Purchase.

This Tender Offer Statement on Schedule 14D-1 also constitutes Amendment No. 1 to Statement on Schedule 13D with respect to the acquisition by the Purchaser and Parent of beneficial ownership of the Class A Shares subject to the Stockholder Agreement. The cover page above and item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is The Petersen Companies, Inc., a Delaware corporation, which has its principal executive offices at 6420 Wilshire Boulevard, Los Angeles, California 90048.

     (b) This Schedule 14D-1 relates to the offer by the Purchaser to purchase all outstanding shares of Class A Common Stock, par value $0.01 per share (the "Class A Shares"), of the Company at a price of $34.00 per Class A Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The Purchaser is simultaneously offering to purchase all outstanding shares of the Class B Common Stock, par value $0.01 per share (the "Class B Shares" and, together with the Class A Shares, the "Shares"), of the Company at the Offer Price. Information concerning the number of outstanding Shares is set forth in "Introduction" of the Offer to Purchase and is incorporated herein by reference.

     (c) Information concerning the principal market in which the Shares are traded and the high and low sales prices of the Shares for each quarterly period during the past two years is set forth in Section 6 ("Price Range of the Shares; Dividends on the Shares") of the Offer to Purchase and is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     This Schedule 14D-1 is being filed by the Purchaser, a Delaware corporation, and Parent, an English public limited company. The Purchaser is a wholly owned subsidiary of Parent. Information concerning the principal business and the address of the principal offices of the Purchaser and Parent is set forth in Section 9 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase and is incorporated herein by reference. Information regarding the names, business addresses, principal occupation and occupations, positions, offices or employments during the last five years as well as the other information required by Item 2 with respect to directors and executive officers of Parent and the Purchaser is set forth in Schedule I to the Offer to Purchase and is incorporated herein by reference.

     The information set forth in Section 9 ("Certain Information Concerning the Purchaser and Parent") and Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) and (b) The information set forth in Section 11 ("Contacts and Transactions with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer; the Merger Agreement; the Stockholder Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) and (b) The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth in Section 12 ("Purpose of the Offer; the Merger Agreement; the Stockholder Agreement") of the Offer to Purchase is incorporated herein by reference.

     (f) and (g) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; Share Quotation; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b) The information set forth in "Introduction", Section 11 ("Contacts and Transactions with the Company; Background of the Offer") and
Section 12 ("Purpose of the Offer; the Merger Agreement; the Stockholder Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in "Introduction", Section 11 ("Contacts and Transactions with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer; the Merger Agreement; the Stockholder Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in "Introduction" and in Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     Not applicable.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) The information set forth in Section 12 ("Purpose of the Offer; the Merger Agreement; the Stockholder Agreement") of the Offer to Purchase is incorporated herein by reference.

     (b) and (c) The information set forth in Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; Share Quotation; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

     (e) None.

     (f) The information set forth in the Offer to Purchase, the Letter of Transmittal, the Merger Agreement and the Stockholder Agreement, copies of which are attached hereto as Exhibits (a)(1), (a)(2), (c)(1) and (c)(2), respectively, is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

  (a)(1)  Offer to Purchase.

  (a)(2)  Letter of Transmittal.

  (a)(3)  Notice of Guaranteed Delivery.

  (a)(4)  Letter to Brokers, Dealers, Banks, Trust Companies and Other
          Nominees.
  (a)(5)  Letter to Clients for use by Brokers, Dealers, Banks, Trust
          Companies and Other Nominees.
  (a)(6)  Guidelines for Certification of Taxpayer Identification
          Number on Substitute Form W-9.
  (a)(7)  Summary Advertisement dated December 16, 1998.

  (a)(8)  Text of Press Release dated December 15, 1998, issued by
          Parent.
  (b)(1) Loan Agreement dated as of December 15, 1998, among Parent and the Lenders party thereto.
  (b)(2)  Bridge Loan Agreement dated as of December 15, 1998, among
          Parent and the Lenders party thereto.
  (c)(1) Agreement and Plan of Merger dated as of December 15, 1998, among Parent, the Purchaser and the Company.
  (c)(2)  Stockholders' Agreement dated as of December 15, 1998, among
          Parent, the Purchaser and certain stockholders of the Company.
  (d)     None.

  (e)     Not applicable.

  (f)     None.

 (24) Power of Attorney from Parent to Christopher R. Innis, dated as of December 14, 1998, evidencing such person's authority to sign on behalf of Parent.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      EMAP Acquisition Corp.,

                                      by: /s/ CHRISTOPHER R. INNIS
                                        ----------------------------------------
                                        Name: Christopher R. Innis
                                        Title: President, Secretary and
                                          Treasurer

                                      EMAP plc,

                                      by: /s/ CHRISTOPHER R. INNIS
                                        ----------------------------------------
                                        Name: Christopher R. Innis
                                        Title: Director of Corporate Strategy

Date: December 16, 1998

                                 EXHIBIT INDEX

EXHIBIT                                                                  PAGE
NUMBER                            EXHIBIT NAME                          NUMBER
-------                           ------------                          ------
(a)(1)    Offer to Purchase...........................................
(a)(2)    Letter of Transmittal.......................................
(a)(3)    Notice of Guaranteed Delivery...............................
(a)(4)    Letter to Brokers, Dealers, Banks, Trust Companies and Other
            Nominees..................................................
(a)(5)    Letter to Clients for use by Brokers, Dealers, Banks, Trust
            Companies and Other Nominees..............................
(a)(6)    Guidelines for Certification of Taxpayer Identification
            Number on Substitute Form W-9.............................
(a)(7)    Form of Summary Advertisement dated December 16, 1998.......
(a)(8)    Text of Press Release dated December 15, 1998, issued by the
            Company and Parent........................................
(b)(1)    Loan Agreement dated as of December 15, 1998, among Parent and the Lenders party thereto.............................
(b)(2)    Bridge Loan Agreement dated as of December 15, 1998, among
            Parent and the Lenders party thereto......................
(c)(1)    Agreement and Plan of Merger dated as of December 15, 1998, among Parent, the Purchaser and the Company...............
(c)(2)    Stockholders' Agreement dated as of December 15, 1998, among
            Parent, the Purchaser and certain stockholders of the
            Company...................................................
(d)       None........................................................
(e)       Not applicable..............................................
(f)       None........................................................
(24)      Power of Attorney from Parent to Christopher R. Innis, dated as of December 14, 1998, evidencing such person's
            authority to sign on behalf of Parent.....................